UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-41869

Captivision Inc.

(Exact name of registrant as specified in its charter)

298-42 Chung-buk Chungang-ro Chung-buk,

Pyeong-taek, Gyounggi, Republic of Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Private Placement

On February 16, 2024, Captivision Inc., a Cayman Islands exempted company, (the “Company”) and certain investors entered into subscription agreements (the “Subscription Agreements”), pursuant to which such investors agreed to subscribe for and purchase from the Company an aggregate principal amount of $1,250,000 of convertible promissory notes (the “Notes”). The Notes mature on February 16, 2025 and do not bear interest. The notes do not contain restrictive covenants or mandatory payments prior to maturity. The closing of the issuance of the Notes occurred concurrently with the execution of the Subscription Agreements.

The Notes are convertible into a number of the Company’s ordinary shares, par value $0.0001 per share (“Shares”), of the Company equal to the principal amount divided by $6.21 (rounded up to the nearest whole share), or an aggregate of 201,290 Shares. The conversion of the Notes shall occur on a mandatory basis upon the effectiveness of the securities registration statement (“SRS”) submitted to the Financial Supervisory Services of Korea in accordance with applicable Korean law in connection with the issuance of the Shares.

The issuance of the Notes was made, and the issuance of the Shares upon conversion of the Notes will be made, in reliance on an exemption for private offerings pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended. The foregoing description of the Subscription Agreements and the Notes does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Subscription Agreement and the Notes, copies of which are attached hereto as Exhibit 10.1 and Exhibit 4.1, respectively, and the terms of which are incorporated herein by reference.

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description

4.1	Form of Convertible Promissory Note
10.1	Form of Subscription Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Captivision Inc.

By:	/s/ Gary R. Garrabrant
Name:	Gary R. Garrabrant
Title:	Executive Chairman

Date: February 20, 2024